Exhibit 99.121

TO THE SHAREHOLDERS

I am pleased, for the first time since being appointed as CEO, to report on our Company’s results for the three and nine months ended September 30, 2018. Eric Paul has stepped down from his role as CEO but will continue to serve the Company as Chairman of the Board and Special Advisor to the management team. CannTrust is in an enviable position today thanks to Eric’s strong leadership, foresight and unwavering dedication. On behalf of the Board of Directors, our stakeholders and our staff, I would like to acknowledge and thank Eric for his many contributions, tireless efforts and for being the key driver of our growth and success to date.

Our revenue for the three month period ended September 30, 2018 was $12,588,727, a 105% increase compared to $6,140,224 in the comparable 2017 period. Revenue for the nine month period ended September 30, 2018 was $29,478,813, a 115% increase compared to $13,714,847 in the comparable 2017 period. Net income after tax for the three and nine month periods ended September 30, 2018 were $421,240 and $11,968,255 respectively, compared to $ 655,309 and $632,269 in the comparable 2017 periods. Earnings per share for the three and nine month periods ended September 30, 2018 were $nil and $0.12 compared to $0.01 and $0.01 in the comparable 2017 periods.

On October 17th we launched four recreational brands: liiv, Xscape, Synr.g, and Peak Leaf to cater to different consumers across the recreational market in Canada. The legalization of the adult consumer recreational market is only the beginning of many new and exciting opportunities for the Company.

We continue to experience dynamic growth in all areas of the Company as we execute our business plan aimed at being a market leader and innovator in the Cannabis industry. We now serve not only the medicinal market but also the recreational market in Canada. Our standardized products and commitment to quality have positioned us as one of the premier providers of medical cannabis, resulting in exceptional year over year patient growth of 61% as we reached a milestone of serving 50,000 patients. The Company also commenced shipment of over 400,000 grams in recreational orders received to provinces and retailers across the country.

The Company recently began the construction of an additional fully funded 600,000 sq. ft. expansion on the 36 acres of unused land at the Niagara Facility and the recently purchased 19 acres of land adjacent to this property that, when completed, should double CannTrust’s annual aggregate capacity. These developments will enable us to supply the local and international orders we have already received as well as further future opportunities.

In September, we were excited to announce an exclusive partnership with Breakthru Beverage Group’s subsidiary Kindred. Kindred will represent our cannabis products to the recreational market in Canada, leveraging Breakthru’s state of the art process and expertise which has made them a top alcohol distributor & broker in Canada.

The Company continues to explore international opportunities and made history by making our first shipment of cannabis oil to Denmark. Our oils are the first and only medical cannabis oil to be accepted onto the Danish Medicine List. We continued to expand our reach and global footprint subsequent to the quarter as we entered into a strategic partnership with Australian licensed producer, Cannatrek Ltd (“Cannatrek”). Cannatrek is one of the first Australian vertically integrated enterprises to be awarded a cannabis research, cultivation, manufacturing, sales and import license by federal and state governments and is pioneering a world class 1.7 million sq. ft. greenhouse facility, which will position Cannatrek to be one of the lowest cost producers in Australia. This greenhouse project, when completed, will provide significant supply for the Asia-Pacific region and will allow CannTrust to enter the gate-way to those markets.

We thank all of our Shareholders for their ongoing interest and support and we invite you to visit our investor relations page at: www.canntrust.ca/investor-relations

On behalf of the Board,

/s/ Peter Aceto

Peter Aceto, Chief Executive Officer